REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 24, 2026, and the outcome:

Election of Directors

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	44,453,678	412,404	99.08%
Matthew Coon Come	44,399,730	466,351	98.96%
Rudi P. Fronk	43,559,389	1,306,693	97.09%
M. Colin Joudrie	44,738,869	127,214	99.72%
Melanie R. Miller	43,553,382	1,312,703	97.07%
Clem A. Pelletier	44,671,210	194,874	99.57%
Julie Robertson	44,598,624	267,461	99.40%
John W. Sabine	44,244,629	621,453	98.61%
Gary A. Sugar	44,086,557	779,527	98.26%
Carol T. Willson	43,817,184	1,048,901	97.66%

Description of Other Matters Voted Upon	Outcome of Vote
Reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved
Authorization of the directors to fix the auditors remuneration.	Resolution approved
Approval, on an advisory basis, of the Corporation's approach on executive compensation.	Resolution approved

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 24, 2026.

SEABRIDGE GOLD INC.

Per: "C. Bruce Scott"

C. Bruce Scott

Senior Vice President, General Counsel and Corporate Secretary

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292 www.seabridgegold.com